1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

December 6, 2007

VIA EDGAR

Jennifer R. Hardy, Esq.

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

GelTech Solutions, Inc.

File Number: 333-144736

Dear Ms. Hardy:

Last month, just before he left the Staff of the Commission, I had a telephone call with Matt Franker, Esq. regarding the above filing.  Mr. Franker advised me that the Staff had agreed with the analysis contained in our November 13, 2007 letter to Mr. Franker.  He also advised me that GelTech Solutions, Inc. should file another amendment to its Registration Statement on Form SB-2 reducing the 60-day primary offering period to 45 days and clarifying that a post-effective amendment be filed following the conclusion of the primary offering and before the Company permits the secondary offering to proceed.

In any event, our client is now filing Amendment No. 2 to its Registration Statement on Form SB-2 in accordance with the Staff’s request.  Please note the changes at pages 3 and 46-47.  In addition, updated financial information has been included as required by the Commission’s rules and appropriate updating has been included whenever appropriate.

If you have any questions, please call me at 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

MDH/cdv

cc:

Mr. Michael Cordani (Via Email)